UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Subject Company)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

871142105

(CUSIP Number of Class of Securities)

Stephen J. Tomassi

Vice President—General Counsel and Secretary

Sybron Dental Specialties, Inc.

100 Bayview Circle, Suite 6000

Newport Beach, CA 92660

(949) 255-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Ray La Soya Hughes Hubbard & Reed LLP 350 South Grand Avenue Los Angeles, California 90071-3442 (213) 613-2800	Bruce C. Davidson Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2006, by Sybron Dental Specialties, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Smile Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated April 18, 2006 and filed with the SEC, to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, including the associated preferred stock purchase rights (the “Rights”) (which Rights together with the shares of the Company’s common stock are hereinafter referred to as the “Shares” or the “Common Shares”) at a purchase price of $47.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 18, 2006, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is hereby amended and restated in its entirety to read as follows:

“Except as described below or incorporated by reference herein, to the knowledge of the Company after due inquiry, as of the date hereof, there are no material contracts, agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their executive officers, directors or affiliates.

The following summaries of the Merger Agreement and the Confidentiality Agreement, as well as the other agreements described or referred to in Annex I, are qualified in their entirety by reference to the copies thereof filed as exhibits to this Statement.

(a) The Merger Agreement

The summary and description of the Merger Agreement and the conditions of the Offer contained in Section 11 (“Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; Plans for Sybron; ‘Going Private’ Transactions — The Merger Agreement”) and Section 14 (“Conditions of the Offer”), respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Amendment of the Rights Agreement

In connection with the Offer, the Merger Agreement and the transactions contemplated thereby, the Company and the Rights Agent executed an amendment (the “Amendment”) to the Rights Agreement, dated as of April 12, 2006. Terms used below but not defined herein shall have the meanings assigned thereto in the Rights Agreement.

The Amendment provides, among other matters, that (i) none of Parent, Purchaser, or any affiliate or associate of either shall be deemed to be an “Acquiring Person” or a “Beneficial Owner” of Shares, either individually or collectively, solely as a result of the approval, execution, delivery, announcement or performance of the Merger Agreement, the commencement or consummation of the Offer, or the consummation of the Merger or any of the other transactions contemplated in the Merger Agreement; and (ii) no “Stock Acquisition Date,” no “Triggering Event,” no “Distribution Date,” no “Section 11(a)(ii) Event” and no “Section 13 Event” shall be deemed to have occurred solely as a result of the approval, execution, delivery, announcement or performance of the Merger Agreement, the commencement or consummation of the Offer, or the consummation of the Merger or any of the other transactions contemplated in the Merger Agreement. The Amendment also provides that the Rights Agreement and the Rights established thereby will terminate in all respects immediately prior to the Effective Time.

(c) Director and Officer Indemnification and Insurance

Director and Officer Indemnification

The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, and advance fees and expenses to, each present and former director and officer of the Company (the “Indemnified Parties”) to the fullest extent permitted under the Company’s restated certificate of incorporation and bylaws as of the date of the Merger Agreement. The Merger Agreement also provides that the Surviving Corporation has authority to assume the defense of any action, suit, investigation or proceeding brought against an Indemnified Party. If Parent is notified of an action, suit or proceeding against an Indemnified Party on or prior to the sixth anniversary of the Effective Time, the Surviving Corporation’s indemnification obligations shall continue in effect until the final disposition thereof.

Indemnification Agreements

Each of the executive officers of the Company is a party to an indemnification agreement that provides that the Company will indemnify them to the fullest extent permitted by law for certain expenses (including attorney’s fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person’s service as an officer of the Company or an affiliate of the Company.

Each of the directors of the Company is a party to an indemnification agreement that provides that the Company will indemnify them to the fullest extent permitted by law for certain expenses (including attorney’s fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person’s service as a director of the Company or an affiliate of the Company.

Directors’ and Officers’ Insurance

The Merger Agreement provides that the Surviving Corporation will maintain, for a period of six years from the Effective Time, the Company’s current directors’ and officers’ liability insurance policy covering those persons who were covered by the Company’s directors’ and officers’ liability insurance policy on terms no less favorable to the insured persons than those of the Company’s policies as of the date of the Merger Agreement. In addition, the Surviving Corporation has discretion to substitute for the Company’s directors’ and officers’ insurance a policy of Parent or its subsidiaries as long as Parent’s or subsidiaries’ policies contain terms which are no less favorable to the covered directors or officers. Under the terms of the Merger Agreement, such directors’ and officers’ insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate annual premium of not more than 200% of the aggregate premiums paid by the Company for the fiscal year ended September 30, 2005. If the annual premiums for such liability insurance exceed 200% of the Company’s 2005 premiums, the Surviving Corporation shall use its reasonable best efforts to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In addition, in lieu of purchasing directors’ and officers’ insurance, the Surviving Corporation may purchase a six-year extended reporting period endorsement under the Company’s directors’ and officers’ liability insurance coverage.

(d) Effect of the Transaction on Employee Benefit Plans

The Merger Agreement provides that Parent shall cause the Surviving Corporation to honor all employee benefit arrangements and all employment agreements; provided, however, that nothing in the Merger Agreement will preclude Parent or the Surviving Corporation from terminating the Company’s benefit plans or employment agreements, or require Parent to retain the employment of any particular employee of the Company.

(e) Company Stock Plans

Pursuant to the terms of the Company’s 2000 Long-Term Incentive Plan, 2001 Long-Term Incentive Plan and 2005 Long-Term Incentive Plan (the “Incentive Plans”), on the occurrence of a “change in control,” each outstanding option to purchase Shares under the Incentive Plans, will, by the existing terms of the Incentive Plans and with no action of the Company, Parent or Purchaser, become fully vested and exercisable. The consummation of the Offer will be a “change in control” as defined in each of the Incentive Plans. Options issued pursuant to the 2000 Outside Directors’ Stock Option Plan and the 2005 Outside Directors’ Stock Option Plan vest immediately upon grant.

The Merger Agreement also provides that the Company shall accelerate the vesting of each unvested option and that each vested option issued under the Incentive Plans, the 2000 Outside Directors’ Stock Option Plan and the 2005 Outside Directors’ Stock Option Plan shall be exercisable, without payment by the option holder, in full settlement thereof, for the right to receive an amount in cash (less any applicable withholding taxes) equal to the product of (i) the excess, if any, of (A) the Merger Price over (B) the per share exercise price of each Common Share subject to such option and (ii) the number of Common Shares subject to such option immediately prior to the Effective Time.

As a result of the foregoing, and assuming that the consummation of the Offer occurs on the earliest expiration date possible, a total of 3,782,166 outstanding unvested options will become vested and exercisable, of which 1,107,889 are held by executive officers of the Company. The numbers of unvested options so vesting, and the dollar value to be received in settlement thereof based on the Merger Price, for Messrs. Pickrell, Tomassi, Even, Semmelmayer and Pitz (the “Named Executive Officers”) and all executive officers of the Company as a group are, respectively: Mr. Pickrell, 225,000 and $2,070,000; Mr. Tomassi, 125,000 and $1,150,000; Mr. Even, 125,000 and $1,150,000; Mr. Semmelmayer, 125,000 and $1,150,000; Mr. Pitz, 188,889 and $1,737,779; and all executive officers as a group (including the Named Executive Officers), 1,107,889 and $10,249,539.

Pursuant to the Merger Agreement, the Company is required to establish a final exercise date under the Company’s employee stock purchase plan (the “ESPP”) on the earlier of (1) the last business day immediately prior to the Effective Time or (2) June 30, 2006 (the “ESPP Termination Date”) and to notify each participant in the ESPP in writing of the ESPP Termination Date at least ten business days prior to the ESPP Termination Date. Each outstanding purchase option under the ESPP on the ESPP Termination Date will be exercised on such date for the purchase of Shares at a purchase price per Share equal to 85% of the “fair market value” (as defined in the ESPP) of a Share on the “enrollment date” (as defined in the ESPP) or on the ESPP Termination Date, whichever is lower. In addition, the Company is required to take any and all actions with respect to the ESPP as are necessary to provide that (a) participation in the ESPP shall be limited to those employees who were participants on the date of the Merger Agreement and (b) such participants may not increase their payroll deduction election or purchase elections from those in effect on the date of the Merger Agreement.

(f) Employment Agreements

The Company has not entered into any employment or change of control agreements or arrangements with its executive officers or other executives in connection with the Offer or the Merger. The Company had previously entered into employment agreements that provide for payments and other benefits upon termination of the executive’s employment by the Company following a “change in control” or in anticipation of a “change in control” or by the executive for “good reason” following a “change in control,” if the termination is effective within 24 months following the “change in control.” The purchase of Shares pursuant to the Offer would constitute a “change in control” as that term is defined in the employment agreements. The employment agreements are described in the Section of Annex I to this Statement entitled “Executive Compensation — Employment Agreements”.

Assuming that each of the executive officers is in fact terminated without cause or resigns for good reason, the respective amounts of cash severance payable to them (not including any gross-up payments) under such agreements would be approximately as follows: Mr. Pickrell, $4,749,496; Mr. Tomassi, $1,889,831; Mr. Even, $2,197,650; Mr. Semmelmayer, $1,728,239; Mr. Pitz, $2,032,174; and all executive officers as a group (including the Named Executive Officers), $15,613,996.

The executive officers are also entitled under the employment agreements to any accrued but unpaid salary, expenses required to be reimbursed and any earned but unpaid bonuses for prior periods. Under the Company’s Executive Officer Annual Performance Bonus Plan (the “Bonus Plan”), the estimated pro rata cash bonuses that the executive officers would receive, assuming the Merger is completed on June 30, 2006, a “Success Factor” (as defined in the Bonus Plan) of 4.75 and a “Company ROIC Component” (as defined in the Bonus Plan) of 1.0, are as follows: Mr. Pickrell, $1,265,452; Mr. Tomassi, $453,439; Mr. Even, $637,151; Mr. Semmelmayer, $438,572; Mr. Pitz, $453,439; and all executive officers as a group (including the Named Executive Officers), $3,834,231. Actual pro rata bonus amounts may be greater or less than the amount estimated.

(g) Confidentiality Agreement

The following summary description of the confidentiality agreement entered into between Parent and the Company (the “Confidentiality Agreement”) is qualified in its entirety by reference to the agreement itself, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

On March 13, 2006, the Company and Parent entered into the Confidentiality Agreement pursuant to which Parent agreed, in return for the Company’s making available certain non-public information, to treat such information confidentially and use such information solely for the purpose of evaluating and pursuing a possible transaction between the parties. Parent also agreed that it and its representatives will not disclose any of the confidential information unless the disclosure is made to a representative of Parent who needs to have such material for the sole purpose of evaluating a transaction between the parties. The Confidentiality Agreement also contains customary standstill provisions.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4(c) is hereby amended and restated in its entirety to read as follows:

“(c) Reasons for the Recommendation

In reaching its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, our Board considered a number of factors. The material favorable factors were the following:

•	The current and prospective conditions of the dental products industry and the challenges that face the Company and how these challenges have evolved over the last several years. In particular, our Board considered the ability of the Company to compete with larger scale competitors with more diverse profit bases and the rate at which the Company’s business could expand in current market conditions. Our Board also considered the historical, current and prospective financial condition, results of operations and business and strategic objectives of the Company. In particular, our Board evaluated the opportunities and risks inherent in attempting to achieve those objectives through a standalone business model, in which the Company would need to successfully execute strategic acquisitions, improvements in marketing efficiency, international expansion and new ventures, or, alternatively, might need to consider a strategic combination with a third party as a means of meeting those objectives.

•

The best process for maximizing stockholder value in a sale of the Company, including, (a) our Board’s assessment, after consultation with its legal advisors, of the relative likelihood that other potential acquirors would submit proposals that would not be subject to substantial risk of non consummation, particularly given the limited number of potential acquirors in the industry with the financial resources required to consummate an acquisition of the Company and the likelihood that a transaction with such other potential acquirors would be subject to more rigorous and time consuming regulatory review that might result in conditions to the consummation of a transaction that were unacceptable to such acquiror; (b) the potential harm to the Company’s business of conducting a public auction; (c) the potential harm to the Company’s business of engaging in negotiations with a bidder that did not present a significant likelihood of achieving a successful transaction; (d) the risk of loss of opportunity to enter into a transaction with Danaher; and (e) the lack of assurance that there would be another opportunity in the future for the Company’s stockholders to receive as significant a premium as that contemplated by the proposed transaction.

•	The price to be paid pursuant to the Offer and the Merger, which represented a 13% premium over the closing price of the Shares on April 11, 2006, an 11% premium over the average closing price of the Shares for the one-week period preceding April 11, 2006 and a 19% premium over the average closing price of the Shares for the 30 trading days preceding April 11, 2006, and generally a significant premium over the historical trading price of the Shares as set forth in Section 6 (“Price Range of the Shares; Dividends”) of the Offer.

•	The opinion of Credit Suisse to our Board as to the fairness, from a financial point of view, of the $47.00 per Share in cash to be received in the Offer and the Merger by the holders of Shares other than Danaher and its affiliates. The full text of the written opinion of Credit Suisse dated April 11, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations and other qualifications on the scope of the review undertaken in rendering its opinion is attached as Annex II to this Statement and is incorporated herein by reference in its entirety. The opinion of Credit Suisse is addressed to our Board, relates only to the fairness, from a financial point of view, to the holders of Shares other than Danaher and its affiliates of the consideration to be received by such stockholders pursuant to the Offer and the Merger, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger. Holders of Shares are urged to read such opinion carefully in its entirety. Credit Suisse’s opinion does not address the merits of the Offer and the Merger as compared to any alternative transactions or strategies that may be available to the Company and, in particular, does not address the relative merits of any transactions proposed by third parties as compared to the Offer and the Merger, nor does it address the Company’s underlying decision to proceed with the Offer and the Merger rather than any other transaction or strategy.

•	Concerns about the risk of execution and consummation, and potential delays in consummation, of a transaction with either Company A or Company B.

•	Our Board’s belief that Danaher was a very attractive acquirer of the Company, based on Danaher’s business reputation, financial resources and high rate of success in structuring and completing transactions similar to the Offer and the Merger, and the likelihood of obtaining prompt antitrust approvals. See “Background” in this Item 4.

•	The Company’s ability to entertain subsequent acquisition proposals if certain conditions are satisfied, including that any such acquisition proposal was not solicited by the Company and our Board determines that the proposal could reasonably be expected to lead to a Superior Proposal.

•	The Company’s right to terminate the Merger Agreement prior to consummation of the Offer to enter into an acquisition transaction with a third party that our Board determines to be a Superior Proposal if the Company pays a termination fee of $59,750,000 to Danaher.

•	The right of the Company to terminate the Merger Agreement if Danaher has not paid for the Shares tendered pursuant to the Offer by October 1, 2006.

•	That the Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions and that Danaher’s obligations to purchase Shares in the Offer and to close the Merger are not subject to its ability to secure financing commitments.

•	The ability of the Company’s stockholders who object to the Merger to obtain “fair value” for their shares if they exercise and perfect their appraisal rights under Delaware law.

Our Board weighed the foregoing factors against the following negative considerations:

•	The covenant in the Merger Agreement prohibiting the Company from soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied.

•	The fact that each of Company A and Company B might have been willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger.

•	The provision in the Merger Agreement requiring the Company to pay a $59,750,000 termination fee if the Merger Agreement is terminated under certain circumstances.

•	The covenants in the Merger Agreement restricting the conduct of the Company’s business prior to the consummation of the Merger only to conduct which is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the consummation of the Merger.

Our Board also considered the following:

•	The other terms and conditions of the Offer, the Merger and the Merger Agreement.

•	The directors’ knowledge of the Company’s business, financial condition, results of operations and current business strategy.

Our Board carefully considered the risks and uncertainties associated with our remaining an independent publicly-traded company. The Board received information relevant to this alternative at its meetings during the last several years, including our Board meetings in March and April of 2006. Many of those risks are described in the “Cautionary Factors” section in our Annual Report on Form 10-K. Those risks include the following, among others:

•	We operate in a highly competitive industry and we cannot be certain that we will be able to compete effectively.

•	We rely heavily on manufacturing operations to produce the products we sell, and we could be injured by disruptions of our manufacturing operations.

•	We rely upon others to assist in the development, education and promotion of our products, and the loss of the participation of these individuals could adversely affect our net sales.

•	Acquisitions have been and continue to be an important part of our growth strategy; failure to consummate strategic acquisitions could limit our growth and failure to successfully integrate acquisitions could adversely impact our results.

•	We rely heavily upon key distributors, and we could lose sales if any of them stop doing business with us.

•	We are subject to product liability litigation and related risks which could adversely affect our business.

•	Changes in international trade laws and in the business, political and regulatory environment abroad could materially adversely affect our business.

•	Certain of our products and manufacturing facilities are subject to regulation, and our failure to obtain or maintain the required regulatory approvals for these products could hinder or prevent their sale and increase our costs of regulatory compliance.

•	We may be required to satisfy certain indemnification obligations to Apogent Technologies Inc. (“Apogent”), or may not be able to collect on indemnification rights from Apogent.

Our Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to our stockholders significantly outweigh the risks of alternatives, including pursuing a possible transaction with either of Company A or Company B. Our Board judged that the Offer and the Merger represent the best currently available strategic alternative to maximize shareholder value with minimal risk of non-consummation. Our Board unanimously concluded that the merger consideration of $47.00 per share of common stock is advisable, fair to, and in the best interest of our stockholders.

In addition, our Board considered the interests of the Company’s directors and executive officers that are different from, or in addition to, the interests of the Company’s stockholders. Our Board did not believe that these interests should affect its decision to approve the Offer and the Merger in light of the fact that such interests are based on contractual arrangements which were in place prior to the negotiation of the Merger Agreement and our Board’s assessment that the judgment and performance of the directors and executive officers would not be impaired by such interests.

The foregoing discussion of the material factors considered by our Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of our Board may have assigned different weights to different factors.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 5 is hereby amended and restated in its entirety to read as follows:

“Our Board retained Credit Suisse to act as its financial advisor in connection with its exploration of strategic alternatives including a possible sale of the Company. Credit Suisse was selected by our Board based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking and financial advisory firm. Credit Suisse, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Credit Suisse and its affiliates have in the past provided, are currently providing, and in the future may provide, investment banking and other financial services to the Company and Danaher, for which Credit Suisse has received, and expects to receive, compensation. In that regard, one of Credit Suisse’s affiliates has, with the Company’s consent, recently agreed to participate as a lender in a new credit facility being arranged by other financial institutions for the benefit of Danaher. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Danaher and any other company that may be involved in the transaction.

Pursuant to the terms of an engagement letter, Credit Suisse will be entitled to a transaction fee upon the closing of the Offer estimated to be approximately $9.7 million, against which a fee of $1.5 million which became payable to Credit Suisse upon the rendering of its opinion (regardless of the conclusion reached therein) will be creditable. In addition, the Company has agreed to reimburse Credit Suisse for its expenses, including attorney’s fees, incurred in connection with its engagement and to indemnify Credit Suisse and certain related persons against certain liabilities arising out of its engagement, including liabilities arising under the federal securities laws.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer.”

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 is hereby amended and restated in its entirety to read as follows:

“Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company after due inquiry, by any executive officer, director, affiliate or subsidiary of the Company, other than in the ordinary course of business in connection with the Company’s employee benefit plans.

On March 24, 2006 and April 10, 2006, pursuant to preexisting commitments, the Company granted options to purchase 200,000 Shares and 60,000 Shares, respectively, to employees. None of the grants were to executive officers or directors. The grants were made pursuant to the 2005 Long-Term Incentive Plan. All of the options were granted with an exercise price equal to the fair market value of the Shares on the date of grant ($39.41 per Share at March 24, 2006 and $41.91 per Share at April 10, 2006). Subject to the terms of the plan, the options vest five years from the date of grant. See “Past Contacts, Transactions, Negotiations and Agreements—Company Stock Plans” in Item 3 for a discussion of the treatment of options in the Offer and the Merger. On March 6, 2006, James R. Parks, a director of the Company, purchased 1,000 Shares in an open market transaction at $38.40 per Share.”

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by adding the following section immediately after the last paragraph in Item 8:

“(f) Legal Proceedings

On April 24, 2006, Dolphin Limited Partnership I, L.P. and City of Pontiac General Employees’ Retirement System, purported holders of Shares, filed a class action complaint in the Superior Court of the State of California, County of Orange, purportedly on behalf of themselves and all others similarly situated, against the Company, the Company’s directors, Purchaser and Parent. The complaint alleges breach of fiduciary duties of loyalty, due care, independence, good faith, and fair dealing; failure to maximize shareholder value; impermissibly locking up the proposed acquisition through allegedly improper defensive measures; and failing to disclose material information to shareholders in connection with the proposed acquisition. According to the complaint, the plaintiffs seek, among other things, preliminary and permanent equitable relief, including an injunction against consummation of the proposed acquisition and an unspecified amount for the costs and disbursements of the lawsuit, including reasonable attorneys’ and experts’ fees. The Company believes the allegations of the complaint to be without merit. The complaint is filed as an exhibit to the Statement that has been filed with the SEC; please refer to that Exhibit for additional information.”

ITEM 9.	EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following Exhibit to Item 9:

Exhibit No.	Description

(a)(1)(E)	Complaint titled Dolphin Limited Partnership I, L.P. et al. v. Sybron Dental Specialties, Inc. et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYBRON DENTAL SPECIALTIES, INC.

Dated: April 26, 2006	By:	/S/ STEPHEN J. TOMASSI
Stephen J. Tomassi
Vice President - General Counsel and Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 18, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO).

(a)(1)(C)	Letter to Stockholders of the Company dated April 19, 2006.*

(a)(1)(D)	Joint Press release issued by Parent and the Company on April 12, 2006 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 12, 2006).

(a)(1)(E)	Complaint titled Dolphin Limited Partnership I, L.P. et al. v. Sybron Dental Specialties, Inc. et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.

(e)(1)	Agreement and Plan of Merger, dated as of April 12, 2006, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on April 12, 2006).

(e)(2)	Confidentiality Agreement between Parent and the Company dated as of March 13, 2006.**

Annex I	Information Statement.*

Annex II	Fairness Opinion of Credit Suisse Securities (USA) LLC dated April 11, 2006.*

*	Included with the Statement mailed to the Stockholders of the Company.
**	Previously filed.

E-1